Press Release                                         Vadodara, January 19, 2001

     Shareholders of ICICI Bank Limited approve the Scheme of Amalgamation

     The shareholders of ICICI Bank Limited (NYSE Code : IBN) have, through the Poll conducted at their Fifth Extraordinary General Meeting held on January 19, 2001, unanimously approved the Scheme of Amalgamation of Bank of Madura Limited (BoM) with ICICI Bank Limited subject to the approval of the Reserve Bank of India (RBI) and such other statutory and regulatory authorities as may be required. The swap ratio has been fixed at 2 equity shares of the Bank for every 1 equity share of BoM.

     The Bank would be seeking the approval of the Reserve Bank of India (RBI) in terms of Section 44A of the Banking Regulation Act, 1949. The Scheme would be effective from the date on which the RBI approves the Scheme or such other date as may be specified by the RBI by an order in writing. After the RBI accords its sanction to the Scheme of Amalgamation, the Board of Directors of the Bank would be fixing a Record Date for determining the shareholders of BoM who would be eligible for the shares of ICICI Bank Limited in exchange of the shares of BoM. BoM has 1,17,69,900 equity shares against which the Bank will have to issue 2,35,39,800 equity shares of the face value of Rs. 10/- each. The new shares to be issued would be listed at the stock exchanges in Vadodara, Mumbai, Chennai, Calcutta, New Delhi and the National Stock Exchange of India Limited.

     For investors' queries, contact: Bhashyam Seshan
                                      Phone: (91)-22-653 8420 or 653 7460
                                  Facsimile: (91)-22-653 1167
                                     e-mail: bhashyams@icicibank.com
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